Act: 1934
Section: 16(a)
Rule:
Public Availability: 6/25/2008

NO ACT

DC
PE
6-25-08

08052335

June 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

**Re: Society of Corporate Secretaries & Corporate Governance Professionals
Incoming letter dated June 25, 2008**

You have asked for the Division's views with respect to aggregate reporting of same-day, same-way open market purchases or sales on Form 4 and Form 5 under Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act").

Instruction 4(a)(ii) to Form 4 and Form 5 provides that "[e]ach transaction should be reported on a separate line." You represent that because brokers execute trade orders in small increments and report trade prices carried out to four decimal places, a person subject to Section 16(a) (a "reporting person") often must report dozens of transactions on multiple Forms 4 in order to report the execution of a single market order. You also represent that reporting each separately priced transaction on a separate line in this manner makes it harder for investors to understand the trade order placed by the reporting person.

Based on the representations in your letter, the Division will not recommend enforcement action to the Commission under Section 16(a) against a reporting person who, through a trade order executed by a broker-dealer, effects multiple same-way open market purchase or sale transactions on the same day at different prices if the reporting person:

- reports on a single line of the applicable form all such transactions that occur within a one dollar price range,
- reports in the price column the weighted average purchase or sale price for the transactions reported on that line,
- specifies, in a footnote to the applicable form, the range of prices for the transactions reported on that line, and
- undertakes, in a footnote to the applicable form, to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.

This position is limited to open market purchase or sale transactions reportable using transaction codes "P" and "S," respectively, and does not apply to aggregate reporting of separate transactions involving direct and indirect forms of beneficial ownership, or different forms of indirect beneficial ownership. In reaching this position, we note your representations that the range of prices reported in the footnote would allow the issuer and security holders to determine whether the reporting person realized a short-swing profit for purposes of Exchange Act Section 16(b), and the detailed information regarding the number of shares purchased or sold at each separate price that the reporting person would provide upon request would make it possible to determine the exact amount of Section 16(b) liability.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Anne Krauskopf

Anne M. Krauskopf
Senior Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

June 25, 2008

Neila Radin, Securities Law Committee Chairperson
Society of Corporate Secretaries
& Governance Professionals
521 Fifth Avenue
New York, NY 10175

RE: Society of Corporate Secretaries & Governance Professionals

Dear Ms. Radin:

In regard to your letter of June 25, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim, Chief
Office of Chief Counsel

SOCIETY OF CORPORATE SECRETARIES
& GOVERNANCE PROFESSIONALS

521 FIFTH AVENUE • NEW YORK, NY 10175 • P 212.681.2000 • F 212.681.2005 • WWW.GOVERNANCEPROFESSIONALS.ORG

June 25, 2008

Mr. Thomas J. Kim
Chief Counsel and Associate Director
Division of Corporation Finance
Securities and Exchange Commission
Room 3214, Stop 3010
100 F Street, N.E.
Washington, DC 20549-1090

Re: Request for No Action Letter Regarding Aggregate Reporting under Section 16(a) of the Securities Exchange Act of 1934

Dear Mr. Kim:

We are writing to request that the Staff of the Division of Corporation Finance advise us that, subject to the limitations noted below, it will not recommend enforcement action to the Commission if persons subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 report same-day, same-way open market purchases or sales on an aggregate basis.

Instruction 4(a)(ii) to Form 4 and Form 5 provides that "[e]ach transaction must be reported on a separate line." In a recently published interpretation, the Staff took the position that, where a filer's purchases or sales on a particular day are executed at different prices, those purchases or sales may not be aggregated on a single line, but instead must be reported individually, on separate lines of the Form 4 or Form 5. See the Section 16 *Compliance and Disclosure Interpretations*, Q. 133.08 (May 23, 2007). Because many brokers execute trade orders in small increments and report trades at prices that are carried out to four decimal places, this interpretive position has the effect of requiring filers to report on multiple lines of Form 4 purchases or sales that occur on a single day pursuant to a single market order (e.g., an order to sell 5,000 shares of stock at the market price), solely because the trade is executed at multiple prices that may be as little as a fraction of a penny apart. Often, this means that a filer must report dozens or even hundreds of transactions, involving only 100 or fewer shares each, to report the execution of a single order. Because the electronic filing system limits each Form 4 to 30 lines per table, a filer must prepare and file multiple Forms 4 or Forms 5 to report each separately priced trade.

We believe that reporting each separately priced trade on a separate line is confusing to investors. Reporting each trade on a separate line creates a misleading impression that the filer has placed dozens of sell orders rather than effecting what is essentially a single trade resulting from a single investment decision. Further, investors must read multiple lines of multiple Forms 4 or Forms 5 to understand the filer's trading activity and gather data regarding the total number of shares involved in the trade.

Separate reporting also is unduly burdensome to the persons who must prepare and file the forms. The Commission's current estimate of the time required to complete a Form 4, disclosed on the face of the form pursuant to the Paperwork Reduction Act, is one-half hour. In fact, completing multiple Forms 4 to report a day's transactions may consume several hours.

Accordingly, we request the Staff's concurrence that it will not recommend enforcement action to the Commission if a filer who effects multiple same-way open market purchases or sales ~~through a~~ broker-dealer on the same day and at different prices reports on a single line of Form 4 or Form 5 all purchases or sales that occur within a one dollar range, with the price column showing the weighted average purchase or sale price for the transactions reported on that line and a footnote indicating the range of prices paid or received in those transactions and an undertaking to provide the Staff, the issuer or any security holder of the issuer, on request, full information regarding the number of shares purchased or sold at each separate price. If, for example, a filer sold 1,000 shares in 20 separate trades at prices ranging from $16.50 to $17.49 a share, and another 500 shares in ten separate trades at prices ranging from $17.50 to $17.75 a share, all of the transactions could be reported on two separate lines, each footnoted to indicate the range of prices paid, with an undertaking as described above. In addition, aggregation of transactions would be permissible only if they involved securities held in the same form of ownership (i.e., transactions in securities owned directly could not be aggregated with transactions in securities owned indirectly, and transactions in securities owned in one form of indirect ownership could not be aggregated with transactions in securities owned in another form of indirect ownership). We believe that this limited aggregate reporting would convey a more accurate sense of the transaction(s) being described (especially where, for example, one large sell order would otherwise appear to involve over a hundred small sell orders).

This manner of reporting would satisfy the two primary purposes of Section 16(a) -- to allow investors to assess a filer's views regarding the issuer's business prospects and to allow security holders to identify any short-swing profits for which a filer might be liable under Section 16(b). Investors would be able to determine both the number of securities traded and the range of prices the filer paid or received for the securities. In addition, if a transaction reported on an aggregated basis were potentially matchable with an opposite-way transaction under Section 16(b), the range of prices reported in the footnote would allow security holders to determine whether a short-swing profit was realized/and the detailed reports provided by the filer would make it possible to determine the exact amount of the Section 16(b) liability. Any filer who relies on your favorable response to this letter would, as a condition to such reliance, maintain copies of the detailed breakouts to provide the Staff, the issuer or any security holder of the issuer on request full information regarding the number of shares purchased or sold at each separate price, in accordance with the undertaking in the footnote to the form described above.

We would be happy to discuss the contents of this request at your convenience. If for any reason you believe that the staff will not be able to grant the relief requested hereby, the members of our committee would appreciate the opportunity to discuss the matter with you. Polly Plimpton may be reached at 617-535-4039 and Alan Dye may be reached at 202-637-5737.

Thank you very much for your consideration.

Respectfully submitted,

The Society of Corporate Secretaries and Governance Professionals

By:

Neila Radin, Securities Law Committee Chairperson

cc: John W. White, Director, Division of Corporation Finance
Mauri Osheroff, Associate Director (Regulatory Policy)
Anne Krauskopf, Senior Special Counsel, Office of Chief Counsel

BST99 1574542-1.009900.0146

END